Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) AUTHORISATION TO XIAMEN AIRLINES COMPANY LIMITED

ON THE PROVISION OF GUARANTEES TO ITS SUBSIDIARIES

AND

(2) SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

A supplemental notice setting out the additional resolution to be resolved at the AGM to be held at 9:30 a.m. on Wednesday, 30 June 2021 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC is set out on pages 12 to 13 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying second form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the second form of proxy will not prevent you from attending and voting at the AGM or any adjournment thereof if you so wish.

28 May 2021

CONTENTS

page
DEFINITIONS	1

LETTER FROM THE	3

SUPPLEMENTAL NOTICE OF AGM	12

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“AGM”	an annual general meeting of the Company to be convened at 9:30 a.m. on Wednesday, 30 June 2021

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of directors of the Company

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Hebei Airlines”	Hebei Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Jiangxi Airlines”	Jiangxi Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Latest Practicable Date”	26 May 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange

“PRC” or “China”	the People’s Republic of China, for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

DEFINITIONS

“Authorisation on the Provision of Guarantees”	the authorization by the AGM to Xiamen Airlines on the provision of guarantees to Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the holders of the Shares

“Shares”	collectively, A Shares and H Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of the Company as at the Latest Practicable Date

“Xiamen Airlines Finance”	Xiamen Airlines Finance (Hong Kong) Company Limited, a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Xiamen Airlines Lease”	Xiamen Airlines Finance Lease Company Limited, a limited liability company incorporated under the laws of the PRC and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

LETTER FROM THE BOARD

(Stock Code: 1055)

Directors:	Registered address:
Unit 301, 3/F, Office Tower
Executive Directors: Ma Xu Lun (Chairman and President) Han Wen Sheng	Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou
PRC 510530
Independent Non-Executive Directors:
Liu Chang Le
Gu Hui Zhong
Guo Wei
Yan Andrew Y

Supervisors:
Li Jia Shi (Chairman of the Supervisory Committee)
Mao Juan
Lin Xiao Chun
28 May 2021

To the Shareholders

Dear Sir or Madam,

(1) AUTHORISATION TO XIAMEN AIRLINES COMPANY LIMITED ON THE

PROVISION OF GUARANTEES TO ITS SUBSIDIARIES

AND

(2) SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 26 May 2021 in relation to the Authorisation on the Provision of Guarantees. The purposes of this circular are, among other things, (i) to provide you with more information in relation to the Proposed Authorisation on the Provision of Guarantees and (ii) to give you supplemental notice of the AGM, to enable you to make an informed decision on whether to vote for or against such resolution at the AGM.

LETTER FROM THE BOARD

2.	AUTHORISATION TO XIAMEN AIRLINES ON THE PROVISION OF GUARANTEES TO ITS SUBSIDIARIES

General

On 26 May 2021, the Board resolved to authorise Xiamen Airlines to provide guarantees to Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines with an aggregate balance up to RMB5,300 million, RMB600 million, RMB3,500 million and RMB1,320 million or equivalent in foreign currency during the period from 1 July 2021 to 30 June 2022, respectively, authorise the legal representative of Xiamen Airlines (or his authorized person) to deal with all procedures in relation to the abovementioned guarantees. The Authorization on the Provision of Guarantees shall be subject to the Shareholders’ approval at the AGM in accordance with the requirements of Shanghai Stock Exchange and the Articles of Association.

Information on the Guaranteed Parties

(i)	Hebei Airlines

Name of the guaranteed party:	Hebei Airlines Company Limited

Place of registration:	World Trade Plaza Hotel, No. 303 Zhongshan East Road, Chang’an District, Shijiazhuang, Hebei Province

Legal representative:	Jiang Wei Dong

Registered capital:	RMB2.6 billion

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the prohibition and those need to approved in the country); insurance broker and agency services; food and beverages services; retail of prepackaged foods, daily necessities, artware and souvenir. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department)

LETTER FROM THE BOARD

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Hebei Airlines is owned as to 100% by Xiamen Airlines

As at the Latest Practicable Date, the guaranteed party was rated AA+ for the credit rating by Industrial and Commercial Bank of China.

Financial information for the latest one year and one period:

	Unit: RMB million

Item	As at 31 December 2020	As at 31 March 2021
		(unaudited)
Total assets	3,336.95	4,520.11
Total liabilities	1,738.86	3,511.40
Total bank loans	0	0
Total current liabilities	1,100.28	1,562.92
Net assets	1,598.09	1,008.71

	January-December 2020	January-March 2021
		(unaudited)
Revenue	2,199.05	265.90
Net profit	-379.74	-225.23

(ii)	Xiamen Airlines Finance

Name of the guaranteed party:	Xiamen Airlines Finance (Hong Kong) Company Limited

Place of registration:	FLAT/RM A BLK 9 12/F ISLAND HARBOURVIEW 11 HAIFAN RD TAI KOK TSUI KL, HONGKONG

Legal representative:	Zeng Yi Wei

Registered capital:	Approximately RMB250 million

LETTER FROM THE BOARD

Business scope:	Import and export trade, procurement of aircraft, procurement of engines, procurement of aviation materials, procurement of jet fuel, aircraft leasing, aviation consulting services and other services
Material contingencies affecting solvency of the guaranteed party:	None
Shareholding structure:	Xiamen Airlines Finance is owned as to 100% by Xiamen Airlines

  Financial information for the latest one year and one period:

	Unit: RMB million

Item	As at 31 December 2020	As at 31 March 2021
		(unaudited)
Total assets	189.05	190.31
Total liabilities	0.01	0.01
Total bank loans	0	0
Total current liabilities	0.01	0.01
Net assets	189.04	190.30

	January-December 2020	January-March 2021
		(unaudited)
Revenue	0.05	0.003
Net profit	0.95	0.45

(iii)	Xiamen Airlines Lease

Name of the guaranteed party:	Xiamen Airlines Finance Lease Company Limited

Place of registration:	Unit H, 431, 4th Floor, Building C, Xiamen International Shipping Center, No. 93 Xiangyu Road, Xiamen Area of China (Fujian) Pilot Free Trade Zone

Legal representative:	Zeng Yi Wei

Registered capital:	RMB1.0 billion

LETTER FROM THE BOARD

Business scope:	Finance leasing business, leasing business, purchase of leased property from domestic and overseas, dealing with residual value and maintenance of leased property, leasing transaction consultation and guarantee, other finance leasing business approved by the approval departments; concurrently engaging in commercial factoring related to main business; other unspecified professional consultation services (excluding items requiring approval); import and export of various types of commodities and technologies (not attached to the import and export commodity catalogue), except for commodities and technologies that are restricted or prohibited by the State to operate or import or export by the company; society economic consultation (excluding financial business consultation); other unspecified service industries (excluding items requiring approval).

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Xiamen Airlines Lease is owned as to 75% by Xiamen Airlines and 25% by Xiamen Airlines Finance, respectively

  Financial information for the latest one year and one period:

	Unit: RMB million

Item	As at 31 December 2020	As at 31 March 2021
		(unaudited)
Total assets	350.64	351.58
Total liabilities	1.65	0.72
Total bank loans	0	0
Total current liabilities	1.65	0.72
Net assets	348.99	350.86

	January-December 2020	January-March 2021
		(unaudited)
Revenue	3.52	2.41
Net profit	3.99	1.87

LETTER FROM THE BOARD

(iv)	Jiangxi Airlines

Name of the guaranteed party:	Jiangxi Airlines Company Limited

Place of registration:	Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative:	Zhang Zhi Zhong

Registered capital:	RMB2.0 billion

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing, aviation material supply chain management, self-operation and as agent for import and export of various commodities and technologies (except for the import and export of commodities and technologies to be carried out by companies being prohibited or restricted by the state); food sales; online trade agency; other retail businesses not listed (excluding those subject to permit and approval); all types of domestic advertising design, production, publishing and agency. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department)

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Industry Group Co., Ltd. (江西省航空 產業集團有限公司), respectively

As at the Latest Practicable Date, the guaranteed party was rated BBB+ for the credit rating by Bank of China.

LETTER FROM THE BOARD

Financial information for the latest one year and one period:

	Unit: RMB million

Item	As at 31 December 2020	As at 31 March 2021
		(unaudited)
Total assets	2,694.18	3,466.59
Total liabilities	1,120.20	2,022.80
Total bank loans	0	0
Total current liabilities	494.92	852.94
Net assets	1,573.98	1,443.79

	January-December 2020	January-March 2021
		(unaudited)
Revenue	822.34	209.59
Net profit	-159.10	-59.39

Relationship between the Guaranteed Parties and the Company

Xiamen Airlines, a controlled subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines, Xiamen Airlines Finance and Xiamen Airlines Lease are wholly-owned subsidiaries of Xiamen Airlines. Jiangxi Airlines is a controlled subsidiary of Xiamen Airlines, which owns 60% shareholdings of Jiangxi Airlines. None of the abovementioned guaranteed parties are connected subsidiaries (as defined in the Listing Rules) or commonly-held entities (as defined in the Listing Rules) of the Company. None of the Authorization on the Provision of Guarantees constitute notifiable and/or connected transactions under the Listing Rules.

Main Contents of Authorization on the Provision of Guarantees

As at the Latest Practicable Date, Xiamen Airlines shall not exceed the scope of authorization to enter into any relevant guarantee agreement with any third-party entity. The foregoing approved guarantee limit, that is the aggregate balance up to RMB5,300 million, RMB600 million, RMB3,500 million and RMB1,320 million or equivalent in foreign currency during the period from 1 July 2021 to 30 June 2022 to Hebei Airlines, Xiamen Airlines Finance, Xiamen Airlines Lease and Jiangxi Airlines, respectively, shall be only the guarantee limit available to be provided by Xiamen Airlines as authorized. As to the specific guarantee amount within the foregoing guarantee limit, the guarantee contract entered into with relevant financial institutions shall prevail. The Company will perform its information disclosure obligations according to the actual signing of guarantee contract.

LETTER FROM THE BOARD

Status of the Accumulated External Guarantees

As at the Latest Practicable Date, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB207.8011 million, representing approximately 0.30% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB21.1679 million. The balance of guarantees provided by the Company and controlled subsidiaries to 45 special purpose vehicles in operation was US$4,220 million, and no overdue guarantees up to date. The balance of external guarantee provided by Xiamen Airlines for its controlled subsidiaries was RMB2,724 million. The total guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB29,851 million, representing approximately 43.05% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

3.	AGM

A notice convening the AGM to be held at 9:30 a.m. on Wednesday, 30 June 2021 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy for the AGM and a reply slip have been despatched by the Company on 13 May 2021 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

A supplemental notice setting out the additional resolution to be resolved at the AGM is set out on pages 12 to 13 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying second form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the second form of proxy will not prevent you from attending and voting at the AGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the AGM must be taken by poll.

4.	RECOMMENDATION OF THE BOARD

The Directors believe that all the resolutions (including the resolution in relation to the Authorisation on the Provision of Guarantees) proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions (including the resolution in relation to the Authorisation on the Provision of Guarantees) to be proposed at the AGM as set out in the notice and the supplemental notice of the AGM.

LETTER FROM THE BOARD

5.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Ma Xu Lun
Chairman

SUPPLEMENTAL NOTICE OF AGM

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of the annual general meeting (the “AGM”) dated 13 May 2021 of China Southern Airlines Company Limited (the “Company”). The AGM will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Wednesday, 30 June 2021 at 9:30 a.m.

The board of directors of the Company (the “Board”) received the motion made by China Southern Air Holding Limited Company, a controlling shareholder of the Company, for additional proposal to be submitted to the AGM for approval by the shareholders of the Company. According to the relevant requirements of laws, regulations and the Articles of Association, the Board consented to submit the additional proposal to AGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolution as ordinary resolution. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 13 May 2021 (the “Circular”).

AS ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as ordinary resolution:

8.	To authorize Xiamen Airlines Company Limited on the provision of guarantees to its subsidiaries.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

28 May 2021

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Yan as independent non-executive Directors.

Notes:

1.

Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of AGM dated 13 May 2021. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matter.

2.

Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolution as set out in this supplemental notice of AGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of AGM.

3.

The Second Proxy Form for use at AGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4.

A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

a.

If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of AGM.

b.

If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 9:30 a.m. on Tuesday, 29 June 2021, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

c.

If the Second Proxy Form is lodged with the Company’s H share registrar after 9:30 a.m. on Tuesday, 29 June 2021, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of AGM.

6.

Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.